07021310

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING RECEIVED FEB 2 3 2007 WASH, D.C. 199 SECTION

Date 13/02/2007

SUPPL

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

PROCESSED
MAR 0 2 2007
THOMSON FINANCIAL

dlw 2/27

Dyno Nobel Moranbah (formerly QNB)
DNM - Update



February 2007

DYNO
Dyno Nobel

Groundbreaking Performance

Disclaimer

Important notice and disclaimer

This presentation has been prepared by Dyno Nobel Limited ('Company'). The distribution of this presentation in jurisdictions outside Australia may be restricted by law and you should observe any such restrictions.

This presentation is not an offer, invitation, solicitation or recommendation with respect to the subscription for, purchase or sale of any security, and neither this document or anything in it shall form the basis of any contract or commitment.

The Company has prepared this presentation based on information available to it. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information, opinions and conclusions contained in this presentation. To the maximum extent permitted by law, none of the Company, its directors, employees or agents, nor any other person accepts any liability, including, without limitation, any liability arising from fault or negligence on the part of any of them or any other person, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Nothing in this presentation is a promise or representation as to the future. Statements or assumptions in this presentation as to future matters may prove to be incorrect and differences may be material. The Company does not make any representation or warranty as to the accuracy of such statements or assumptions.

The financial information disclosed has been prepared on both a statutory and non-A-IFRS pro-forma basis, which is consistent with the financial information provided in the IPO Prospectus. Due care and attention should be undertaken when considering and analysing the financial performance of the Company.

1. Overview & Project Criteria

Dyno Nobel

Groundbreaking Performance

Overview

- Dyno Nobel Moranbah "DNM", Queensland
- 330,000 tonnes of AN per year
- Total project cost : ~ A$520 million
- Commissioning in 4th quarter 2008 – optimal timing for customer needs
- Long term (10+ years) agreements with foundation customers
- Other key project milestones achieved
- DNM complements Dyno Nobel's existing operations and customer base

DNM project is on track

Project Criteria

- Project with long term sustainable advantage ✓
- Underwritten by committed customers: minimum Take or Pay (ToP) % and total requirements ✓
- Project IRR targeted ~13% after tax (ungeared) ✓
- Key project risks identified and mitigation plans developed ✓
- Funding: no additional ordinary equity planned ✓
- Ownership: potential to seek a partner in DNM ✓
- Long term regional AN market growth supporting new project ✓

DNM project is compelling

2. Project Update

Project Update

Overview

- Key milestones achieved
  - Key contracts agreed – customers, construction, and utilities
  - Front-end engineering and design completed with detailed engineering well advanced
  - Option exercised for the purchase of the land
  - EIS sign off expected in the near term
- Total project cost of ~A$520m
  - Costing incorporates current tight input market and projected cost growth
  - Long lead-time and high cost items ordered
  - Appropriate contingency built into plan
- Proven technology
- Commissioning scheduled for 4th quarter 2008

Project Update

Positioning

- Well positioned in Bowen basin
- Freight advantage
- Access to competitively-priced gas
- Available infrastructure
- State and local government support



Abbot Point
Bowen
Collinsville
Newlands
Eastern Creek
Mackay
Dalrymple Bay
Hay Point
Burton
North Gooryella
Riverside
Goonyella
Moranbah
South Walker
Coppabella
Peak Downs
Saraji
Dysart
Blair Athol
Clermont
Norwich Park
German Creek
German Creek East
Foxleigh
Oaky Creek
Gregory/Crinum
Kestrel
Yarrabee
Jellinbah East
Ensham
Curragh
Emerald
Blackwater
Cook
South Blackwater
Rockhampton
Gladstone
Moura
mine
mine/rail loader
city/town
coal export terminal
coal haulage line
other rail line

DNM project is strategically located

DYNO
Dyno Nobel
Groundbreaking Performance

Project Update

Expertise

- Relocating Ammonia plant – operating track record
- All other elements of the plant will be new.
- Technology providers:
  Nitric Acid: Weatherly
  Ammonium Nitrate: CFI
  Ammonia: Johnson Matthey
- Leverage support from QNP staff


Nitric Acid Plant Vent
Reformer
Furnace
Prill Tower
Nitric Acid Plant
Ammonia Plant
Evaporation Ponds
AN Storage
Nitric Acid Tank
Ammonia Storage
AN Solution Tank
QNP Plant, QLD, Australia

DNM plant based on proven technology

Project Update

Expertise

- Dyno Nobel operates 6 AN plants in Canada and USA, 1 JV management plant in QLD, Australia
- Cheyenne, WY plant expansion of 135,000 tonnes underway currently on time and within budget; full production by Q4 2007
- Dyno Nobel has operated and constructed Ammonia and AN plants, eg QNP


Cheyenne, WY, USA– AN Plant

DNM plant based on proven technology

Project Update

Plant Construction

Construction agreement	▪ United Group construction contract executed December 2006 ▪ Alliance agreement – risk and reward element ▪ Experienced workforce available
Major Items – Ammonia Plant	▪ Ammonia plant purchased ▪ PCE responsible for dismantling and assisting in reconstruction ▪ Johnson Matthey – technology provider and technical assistance
Major capital items	▪ Land purchased ▪ Other elements will be new: Nitric Acid, AN, Prill tower ▪ Major long lead-time items have been contracted on fixed prices ▪ Stable and proven technology
Owners Project Team	▪ Considerable experience in construction of Ammonia and AN plants ▪ SNC Lavalin – independent evaluation

Project Update

Inputs and Approvals

Gas	▪ Contracts being finalised with Arrow. ▪ Netherland, Sewell & Associates, Inc. have been engaged to confirm long term coal seam methane deliverability.
Water	▪ Commercial terms agreed and contracts being finalised with SUN Water.
Environmental	▪ Environmental Impact Statement - final clearance expected shortly.
Government approvals	▪ Excellent state government and Belyando Shire support
Community	▪ Availability of desirable local housing

3. Customer Contracts

DYNO
Dyno Nobel
Groundbreaking Performance

Customer Contracts

Foundation Customers

ANGLO COAL

RIO TINTO COAL AUSTRALIA

xstrata

- Foundation customer agreements account for 100 percent of total production
- Agreements are a minimum term of 10 years
- Mechanisms for annual escalation based on cost drivers are in place
- Include AN requirements plus ‘pull through’ of emulsions, services, initiating systems and accessories.

DNM plant sold out prior to commissioning

Customer Contracts

Foundation Customers

ANGLO COAL

RIO TINTO COAL AUSTRALIA

xstrata


mine
mine/rail loader
city/town
coal export terminal
coal haulage line
other rail line
Anglo Coal
Rio Tinto
Xstrata
Dyno Nobel/
JV AN Plant
Abbot Point
Bowen
Collinsville
Newlands
Eastern Creek
Mackay
Dalrymple Bay
Hay Point
North Goonyella
Riverside
Goonyella
Moranbah
South Walker
Coppabella
Peak Downs
Saraji
Dysart
Blair Athol
German Creek
German Creek East
Foxleigh
Oaky Creek
Gregory/Crinum
Kestrel
Yarrabee
Jellinbah East
Ensham
Curragh
Emerald
Blackwater
Cook
South Blackwater
Rockhampton
Gladstone
Moura
Biloela

DYNO
Dyno Nobel
Groundbreaking Performance

4. Regional AN Market

DYNO
Dyno Nobel
Groundbreaking Performance

Asia Pacific Supply


Asia Pacific AN Demand and Supply Balance, 2001–2013
Tpa '000s
2400
2200
2000
1800
1600
1400
1200
1000
800
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Supply
Demand

Demand Growth Rate Assumptions		
01 to 05	05 to 09	09 to 13
12.8%	5.3%	4.8%

Plant	Capacity 2001	Capacity 2013
Mitsui, Japan	33	33
TNC, Thailand	70	100
DNP, Philippines	40	40
MNK, Indonesia	38	38
BontangProject	0	0
BurrupProject	0	0
CSBP, Kwinana	210	350[1]
QNP & QNB, Qld	160	510
Yarwun, Qld	240	572
Kooragang, NSW	280	430
Total	1,071	2,073

[1] Full capacity 470, of which 120 agricultural grade. Balance of 350 is technical grade.

5. Project Economics

Project Economics

DNM Achieves DXL's Financial Criteria

Total project cost including contingency	~A$520m
Base case targeted project IRR (post tax)	~13%
Sensitivity (IRR percentage)	
3 month unplanned shutdown from 30/06/11	~12.5%
Maximum production reached: 85%	~11.0%
Plant capex +10%	~12.0%
Plant capex +20%	~11.0%

6. Funding Considerations

Funding Considerations

- DNM capital commitment to date, A$90m
- DNM future capital commitments (excluding committed to date)
  - December 2007 A$210m
  - December 2008 A$220m
- Dyno Nobel Group has a strong operational cash flow generated from existing business activities.
- Total available debt capacity ('headroom') ~ A$450 million from current and new facilities.
- Longer term funding to be finalised by first half 2007. Considerations include:
  - Debt funding flexibility to be increased by reduction of group debt funded by a hybrid issue in 2007. Likely size, ~A$250m.
  - Introduction of an equity based partner in the project.
- No additional ordinary equity planned

7. Risk Management

Risk Management

Commercial

AN Market Demand	▪ Contracted demand ▪ Minimum ToP requirements support project ▪ Project competitive advantages ensure DNM is the lowest cost AN producer on a delivered basis
Project Management	▪ Appropriate contingency built into plan ▪ Long lead time and high cost items ordered ▪ Project divided into discrete packages, suitable for subcontracting
QNP Contract Renewal	▪ Opportunity to extend foundation customers' contracts until 2014, including option to extend ▪ Opportunity for swap arrangements ▪ Opportunity for price certainty

Risk Management

Construction

Input Costs	▪ Costing incorporates current tight input market and projected cost growth ▪ High cost items ordered. ▪ Steel price not a key driver of project cost, with vertical plant reducing piping, cabling, conveyor runs
Labour	▪ Direct labour cost c.20% of total cost ▪ Assumed labour rates reflect current industry levels ▪ Available workforce ▪ United experience in working with workforce ▪ Site agreement with labour force being progressed by United.
Technical	▪ Proven technology, with industry standards ▪ Dyno Nobel expertise in construction of AN plants ▪ Technology support from Johnson Matthey, PCE, Weatherly
Delay	▪ Timetable based on actual experience with identical and similar plants ▪ Long lead-time items ordered ▪ Significant forward planning

Risk Management

Project Risk Management

Construction & Procurement	▪ $160 million of products and services ordered or based on firm quotes. ▪ Significant focus on Ammonia plant refurbishment and inspection prior to relocation.
Project Management	▪ Front-end engineering and design completed with detailed engineering well advanced. ▪ ncentives for constructors 'on time' completion. ▪ Appointed Project Director with 25 years' experience in project and construction management and project engineering. ▪ Appropriate risk management and contingency built into planning.
Commissioning & Initial Operation	▪ Weatherly, PCE and Terra industries will assist in commissioning and early operation ▪ Significant commissioning experience exists at QNP. Both QNP shareholders support DNM drawing on this experience ▪ Dyno Nobel Americas staff experience.

8. Timetable and Summary

DYNO
Dyno Nobel
Groundbreaking Performance

Timetable

	2006				2007				2008				2009				2010	2011	2012
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4			
Ammonia Plant Relocation																			
Site Works																			
Commissioning																			
Production ramp up from qtr1 2009 [1]																			100%

[1] Based on contractual commitments

Q&A

DYNO
Dyno Nobel
Groundbreaking Performance

DYNO
Dyno Nobel

Dyno Nobel Limited
ACN 117 733 463
Level 24, AGL Centre
111 Pacific Hwy, North Sydney
NSW, 2060 Australia
Locked Bag 2113
Telephone: +61 2 9968 9000
Facsimile: + 61 2 9968 9530

The Securities and Exchange Commission
100 F Street, Street N.E.
Washington DC 20549
USA

SEC MAIL PROCESSING
RECEIVED
FEB 23 2007
WASH. D.C. 199 SECTION

Date 13/02/2007

Dear Sir or Madam,

REFERENCE: 34952
Dyno Nobel Limited – Filing Pursuant to Rule 12g3-2(b) Exemption

Pursuant to Rule 12g3-2(b) of the Securities and Exchange Act 1934, please find **enclosed** an announcement lodged with the Australian Stock Exchange.

Yours faithfully,

J Lyall-Anderson

Julianne Lyall-Anderson
Company Secretary
Phone: +612 9968 9000
e-mail: julianne.lyall-anderson@ap.dynonobel.com

ASX Announcement/Media Release

13 February 2007

Dyno Nobel Moranbah (DNM) Ammonium Nitrate Plant to Proceed

Dyno Nobel Ltd (ASX: DXL) today announced its DNM Ammonium Nitrate (AN) plant at Moranbah, Queensland (formerly known as QNB) will proceed, having finalised long-term commitments with Anglo Coal, Rio Tinto and Xstrata.

Dyno Nobel CEO, Mr Peter Richards said, "DNM is a strategically compelling and financially attractive project that will deliver sustainable advantages and returns to Dyno Nobel and its shareholders. With long-term commitment from three major customers, the project fully satisfies the strict commercial criteria established to determine whether to proceed with the investment."

"The DNM project resulted from strong demand from key global mining companies in Australia and now has the required commitments from these companies to proceed. With its strategic location in the Bowen Basin, access to competitively-priced gas and customer support, DNM will provide Dyno Nobel with a long-term competitive advantage in our regional market".

The key highlights of Dyno Nobel's customer commitments are:

- Foundation customer contracts which account for 100 percent of total production;
- Contracts are secured for a minimum term of 10 years;
- Mechanisms for annual escalation based on cost drivers are in place; and
- AN requirements that include 'pull through' of emulsions, services, initiating systems and accessories.

The plant will have production capacity of 330,000 AN tonnes per annum and has a total project cost in the vicinity of AUD520 million. This capital cost factors in the current tight raw material input and resource markets and projected cost growth over the construction phase. Additionally, Dyno Nobel has sufficient lead-time to complete the project and appropriate risk management and contingency has been built into the planning.

In addition, Mr Richards said that Dyno Nobel has considerable expertise in constructing and operating ammonia and AN plants. The company operates six AN plants in Canada and the USA as well as a joint venture managed plant in Queensland.

Mr Richards said DNM exceeds Dyno Nobel's minimum financial returns with a target internal rate of return (after tax, ungeared) of 13 percent, excluding 'pull through' benefits from sales of additional products and services.

Dyno Nobel is assessing its funding options which include evaluating potential equity partners in DNM. The Company has also secured additional corporate debt facilities of USD300 million. This increased funding will support development of DNM well into 2007, in addition to other growth initiatives. Finalisation of the longer-term funding and evaluation of partner options will be completed in the first half of 2007.

The plant will complement Dyno Nobel's existing operations and customer base. The location provides freight advantages and access to available infrastructure. Commissioning is set to commence in fourth quarter 2008 and production ramp up to commence from first quarter 2009.

Dyno Nobel has also made the following important progress with the project:

- United Group Limited (ASX:UGL), through its Resources business has been appointed the construction contractor for the DNM plant;
- Secured local and state Government support for the plant;
- Front-end engineering and design completed with detailed engineering well advanced;
- Environmental Impact Statement (EIS) submission closed in mid November. Dyno Nobel responses are completed and there are no major issues. Final clearance by the Queensland government is expected in the next few weeks;
- Option exercised for the purchase of the land;
- Long lead capital items ordered and the Ammonia plant has been purchased; and
- Access to an experienced workforce able to commence construction of the plant.

-ENDS-

For media enquires contact:
Gloria Barton, Cannings 0413 520 603
Peter Brookes, Cannings 0407 911 389

Background

Dyno Nobel (ASX – DXL) is a leading supplier of industrial explosives and blasting services to the mining, quarrying, seismic and construction industries. Dyno Nobel is the market leader in North America - the largest explosives market in the world - and the second largest supplier in Australia - the third largest explosives market in the world. Dyno Nobel traces its roots back to Alfred Nobel, the inventor of the detonator and dynamite, and since the 1920s has focused on the commercial development of industrial explosives.

Dyno Nobel employs more than 3,300 people and has 36 manufacturing facilities in Australia, Canada, the US and Mexico. Dyno Nobel has a market capitalisation of approximately AUD2 billion. Dyno Nobel is renowned for its excellent safety performance and as a provider of innovative explosive products and services, which together deliver groundbreaking performance for its customers.

END

Dyno Nobel Limited
(ABN 44 117 733 463)
Level 24, AGL Centre, 111 Pacific Highway
North Sydney NSW 2060 Australia
Telephone: +61 2 9968 9000 Facsimile: +61 2 9968 9530